Spencer G. Feldman
212-801-9221
E-mail: feldmans@gtlaw.com

                                                                   June 27, 2005

VIA FACSIMILE
-------------

Mr. Russell Mancuso
Branch Chief
         -and-
Ms. Mary Beth Breslin
Staff Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

      Re: Advanced BioPhotonics Inc. (formerly OmniCorder Technologies, Inc.) Registration Statement on Form SB-2 filed January 27, 2005 (No. 333-122328)
            --------------------------------------------------------------------

Dear Mr. Mancuso and Ms. Breslin:

      On behalf of Advanced BioPhotonics Inc. (formerly OmniCorder Technologies, Inc.), a Delaware corporation (the "Company"), we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission (the "Commission"), pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No. 4 to the Registration Statement on Form SB-2 for the registration of subscription rights to purchase shares of the Company's series B convertible preferred stock and warrants to purchase shares of the Company's common stock, including one complete copy of the exhibits listed as filed therewith ("Amendment No. 4"), which has been marked to reflect the changes effected in the Registration Statement by Amendment No. 4 thereto.

      The Company has previously transmitted to Mellon Bank (account No. 9108739) wire transfers in the aggregate amount of $2,545.18 in payment of the registration fee.

      As a preliminary matter, we wish to inform the staff that the Company has slightly modified the structure of the rights offering. For tax and accounting reasons, the rights will be issued to Company stockholders on a strictly pro rata basis. As originally contemplated in the Company's first filing, the December 2004 private placement investors will be entitled to participate in the basic subscription right, if and to the extent of their common stock ownership. None of such investors has since converted their series A convertible preferred stock (or can participate on an "as-if-converted" basis), so none of such investors will have benefited, vis-a-vis the rights offering, from their

December 2004 investment. For this reason, and based on our review of the staff's earlier comments concerning the December 2004 private placement, we still believe our "non-integration" analysis remains consistent with this slight modification. We have advised Mary Beth Breslin of the staff as to this matter, and respectfully request the staff to concur with our approach.

      Likewise, with the slight structural modification, we believe that the rights offering should not be viewed as "atypical," and accordingly, this change should eliminate the need for a separate tax opinion.

      As previously indicated to the staff, the Company has a strong interest in commencing the rights offering prior to July 4, 2005, in order to have a fair chance of success during the mid summer. If at all possible, we would greatly appreciate your review of our responses and Amendment No. 4 on an expedited basis.

      To facilitate the staff's review, comments have been included in italics above the corresponding responses, and have been numbered to correspond to the paragraph numbers in the Commission's letter. Unless otherwise provided herein, all page numbers referred to in this letter correspond to the page numbers of Amendment No. 4 and capitalized terms used herein that are not otherwise defined have the meanings ascribed to them in such amendment.

      Fee Table

      1. Please reconcile the number of subscription rights, shares of Series B preferred stock, and shares of common stock underlying the rights and Series B preferred stock you are registering with your disclosure on the cover page and throughout the prospectus that you are offering 7 million subscription rights, 7 million shares of Series B convertible preferred stock, and up to 10.5 million shares of common stock underlying the Series B convertible preferred stock and the warrants. The fee table should reflect the total amount of each security being registered.

      In response to the staff's comment, we called Mary Beth Breslin to explain why the fee table was prepared in the manner shown in Amendment No. 3, and were asked by Ms. Breslin to include in our response letter to you the reasons why the fee table includes only the additional securities being registered, and not the aggregate amount.

      When the Company filed Amendment No. 1 (in which it registered additional securities) it displayed in the fee table the aggregate amount of securities registered from the original filing of the registration statement and Amendment No. 1. We were subsequently informed by Virginia Nabinette of SEC EDGAR Policy (tel.: 202-551-8379) that the Company had underpaid the registration fee. The Company remitted the amount necessary to remedy the underpayment. We then asked Ms. Nabinette for an explanation as to how the fee should be calculated. In the course of explaining how the fee was calculated, Ms. Nabinette informed us that in an amendment to a registration statement in which additional securities are being registered, only the additional securities


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

being registered should be included in the fee table. Ms. Nabinette added that in such a case, the total amount of securities being registered in the transaction should not be displayed, since they had previously been included for registration in the original filing and/or earlier amendments.

      Although our previous experience was to include the total amount of securities in amendments to registration statements, we followed Ms. Nabinette's advice and displayed only the additional securities being registered in the fee table in Amendment No. 3. In preparing the fee table, however, in order to make it clear to the staff, the Commission and the public that the Company had previously included for registration securities in its original filing and Amendment No. 1, we included detailed footnotes describing what had previously been registered in the original filing and in Amendment No. 1. These footnotes included disclosure as to the number and type of securities included in the fee tables of the original filing and Amendment No. 1, as well as the proposed maximum offering price per security and the aggregate registration fees paid.

      We have included the foregoing description of the manner in which the fee table was prepared at the suggestion of Ms. Breslin. We respectfully request the staff to accept our explanation as to the manner in which the fee table was prepared in lieu of requiring the Company to completely revise the fee table.

      How was the subscription price established, page 8

      2.    Quantify the discount.

      In response to the staff's comment, the disclosure on pages 8, 15 and 81 has been revised to state the 13% discount. The Company's board established a 13% discount to par based on the closing stock price on May 27, 2005, which was $.58 per share.

      May I transfer, page 8

      3. Clarify why the preferred stock and warrants must be exercised prior to the expiration of the rights offering.

      In response to the staff's comment, the disclosure has been revised to clarify that it is the right, not the preferred stock or warrants, that must be exercised prior to the expiration of the rights offering.

      May affiliates of the company participate, page 11

      4. Regarding your response to previous comment 4 and the disclosure in this section:

            o It is unclear how your affiliates will comply with the manner of sale provisions of rule 144 if there will be no market for the rights, preferred stock, and warrants.


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

            o Because securities do not retain a "registered" status under the Securities Act after the distribution that is the subject of the registration statement, it is inappropriate to disclose that investors will receive registered securities.

      As discussed with the staff, the disclosure with respect to affiliates and their transferees retaining registered, non-restricted shares has been eliminated from both page 11 and 79, to address this comment.

      Adjustments, page 75

      5.    Please clarify what you mean by an idle share.

      The reference to an "idle" share was included in error and has been deleted.

      The Subscription Rights Offering, page 79

      6. We are considering the materials you provided in response to comments 1 and 3. We may have further comment once we complete our review of these materials.

      We understand that the Commission may have further comments.

      Compliance with regulations, page 87

      7. Please reconcile the disclosure in this section with your response to previous comment 10.

      In response to the staff's comment, this disclosure has been revised to make reference to the registration in California pursuant to a so-called qualification by coordination.

      Material Income Tax Considerations, page 88

      Receipt of a subscription right, page 88

      8. Please reconcile the first sentence of this section with your disclosure that common stockholders who purchased Series A preferred stock will not receive the same subscription rights as other common stockholders. Also, given such atypical features of your offering, it appears that an opinion should be filed per Regulation S-K Item 601(b)(8).


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

      As indicated in our preliminary note, we believe this comment is no longer applicable.

      Exercise of the subscription rights, page 89

      9. Given your disclosure that there will be no market for the preferred stock and warrants, clarify how stockholders will determine "their relative fair values on the date of the exercise of the subscription right."

      In response to the staff's comment, the disclosure has been revised to clarify that the allocation will be made with reference to the market value of the common stock issuable upon conversion or exercise of the preferred stock or warrants.

      Exhibits

      10. The statement in the first bullet point in exhibit 99.7 that each of your stockholders will receive one right for each 3.72 shares appears to be inconsistent with the disclosure in your prospectus that the common stockholders who participated in the Series A financing will not receive basic subscription rights. Please reconcile. Also, please show us your calculations supporting the
            3.72 figure, clearly indicating how you have excluded the Series A financing participants.

      As indicated in our preliminary note, we believe this comment is no longer applicable. In our letter to you dated June 23, 2005, we provided to you the Company's calculations supporting the new ratio of 1 right for every 4.33 shares of common stock owned.

      Exhibit 5.1

      11. Please also provide an opinion of counsel that the warrants are binding obligations of the registrant under the state contract law governing the warrant agreement.

      In response to the staff's comment, the opinion of counsel has been revised to state that the warrants are binding obligations of the registrant under the state contract law governing the warrant agreement.


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

      Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to Spencer G. Feldman (212-801-9221) or Richard
M. Rosier of this office (212-801-6849).

                                       Very truly yours,

                                       /s/ Spencer G. Feldman

                                       Spencer G. Feldman

Enclosures

cc:  Mr. Denis A. O'Connor
     Ms. Sharon Dauk


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